Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25        Commission File No.


                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K and 10-KSB [ ]Form 20-F [ ] Form 11-K
[X] Form 10-Q and 10-QSB [ ]Form N-SAR

For Period Ended: September 30, 1999

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: N/A

================================================================================
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------


Full name of Registrant:                       eMarketplace, Inc.
                                               ---------------------------------

Former name if applicable:                     Computer Marketplace, Inc.
                                               ---------------------------------

Address of principal executive office          255 WEST JULIAN STREET, SUITE 100
(street and number)                            ---------------------------------

City, State and Zip Code                       SAN JOSE, CA 95110
                                               ---------------------------------

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                       PART II - RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  | (a) The reasons  described in reasonable  detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense.
     |
     |
[X] | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     |
[ ]  | (c) The  accountant's   statement  or  other  exhibit  required  by  Rule
     |     12b-25(c) has been attached if applicable.
     |
     |

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     The Company has not been able to compile the requisite financial data necessary to enable it to have to have sufficient time to complete the Company's financial statements by November 15, 1999, which is the required filing date for the Company's quarterly report on Form 10-QSB, without unreasonable effort and expense.

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PART IV - OTHER INFORMATION


(1) Name  and  telephone   number  of  person  to  contact  in  regard  to  this
notification:

Name:    L. Wayne Kiley
------------------------------
Area Code and Telephone number:  (408) 275-1229

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report (s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

EMARKETPLACE, INC. has caused his notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 15, 1999             By /s/ L. WAYNE KILEY
                                    --------------------------------------------
                                    Name:  L. Wayne Kiley
                                    Title: Chief Executive Officer and President

                                    ATTENTION
         INTENTION   MISSTATEMENTS  OR  OMISSIONS  OF  FACT  CONSTITUTE  FEDERAL
         CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

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

                                                                       Exhibit A


                               EMARKETPLACE, INC.

                      PART IV[3] NARRATIVE FOR FORM 12B-25

                                   Three Months Ended September 30,
                                   --------------------------------
                                      1999                  1998
                                   -----------          -----------

Revenues                           $ 2,882,249          $        --
                                   ===========          ===========

Net [Loss]                         $(1,380,099)         $      (718)
                                   ===========          ===========

[Loss] Per Share                   $      (.11)         $        --
                                   ===========          ===========

In April 1999, eMarketplace, Inc. (formerly Computer Marketplace, Inc.) (the "Company") acquired E-Taxi, Inc. ("E-Taxi") in a business combination accounted for as a "reverse acquisition." For accounting purposes, E-Taxi is deemed to be the acquirer, and the Company is deemed to be acquired, under the purchase method of accounting. Therefore, the financial information to be contained in the Company's Quarterly Report on Form 10QSB will represent the historical results of E-Taxi and the results of the Company from the date of acquisition only. E-Taxi was incorporated in the State of Delaware on April 14, 1998 to develop avertical Internet portal for the small office, home office ("SOHO") market.

The acquisition of E-Taxi by the Company signified the adoption by the Company of a new corporate strategy to develop, operate and acquire Internet businesses that provide content, commerce and online services to demographically-targeted audiences.

In April 1999, immediately prior to the Company's acquisition of E-Taxi, E-Taxi acquired TechStore, L.L.C. ("TechStore"), an online retailer of computer hardware and software, in a business combination accounted for as a purchase. The results of operations include the results of TechStore from the date of acquisition.

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